Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 13 DATED AUGUST 3, 2016
TO THE PROSPECTUS DATED OCTOBER 19, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated October 19, 2015, Supplement No. 8 dated April 29, 2016, which superseded and replaced all previous supplements to the prospectus, Supplement No. 9 dated May 5, 2016, Supplement No. 10 dated May 20, 2016, Supplement No. 11 dated June 7, 2016 and Supplement No. 12 dated July 8, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of July 2016;
(3)	information regarding the share redemption limit; and
(4)	recent real property investments.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by a registration statement declared effective on August 26, 2013. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of three classes of shares of common stock: W Shares, A Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of July 2016, we accepted investors’ subscriptions for, and issued, a total of approximately 709,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $13.1 million, consisting of approximately 683,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $12.6 million ($7.6 million in W Shares, $5.0 million in A Shares and no I Shares), and approximately 26,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $488,000. As of July 31, 2016, we had accepted investors’ subscriptions for, and issued, approximately 16.1 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $282.2 million, which includes selling commissions of approximately $1.9 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

NAV per Share
The following is a list of the NAV per share on each business day for the month of July 2016 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
July 1, 2016	$18.31	$18.21	$18.42
July 5, 2016	$18.31	$18.20	$18.41
July 6, 2016	$18.31	$18.20	$18.41
July 7, 2016	$18.30	$18.20	$18.41
July 8, 2016	$18.30	$18.20	$18.41
July 11, 2016	$18.30	$18.19	$18.40
July 12, 2016	$18.30	$18.19	$18.40
July 13, 2016	$18.29	$18.19	$18.40
July 14, 2016	$18.29	$18.19	$18.40
July 15, 2016	$18.29	$18.18	$18.40
July 18, 2016	$18.29	$18.18	$18.39
July 19, 2016	$18.28	$18.18	$18.39
July 20, 2016	$18.28	$18.17	$18.39
July 21, 2016	$18.28	$18.17	$18.39
July 22, 2016	$18.28	$18.17	$18.39
July 25, 2016	$18.32	$18.21	$18.42
July 26, 2016	$18.32	$18.21	$18.42
July 27, 2016	$18.31	$18.20	$18.42
July 28, 2016	$18.31	$18.20	$18.42
July 29, 2016	$18.31	$18.20	$18.42
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/cin_dailyNAV.
Please refer to “Valuation Policies” beginning on page 98 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website at https://www.colecapital.com/cole_income_nav.
Redemption Limit
As disclosed on our website, as of June 30, 2016, our NAV was $239,523,760. As of July 1, 2016, the redemption limit for the quarter ending September 30, 2016 was 10% of our NAV as of June 30, 2016. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of August 1, 2016 has not been reduced below 10% of our NAV as of June 30, 2016.

PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary - Description of Real Estate Investments” beginning on page 21 of the prospectus and “Investment Objectives, Strategy and Policies - Real Property Investments” beginning on page 87 of the prospectus, and describes activity that occurred subsequent to the activity as of May 31, 2016 previously disclosed in our prospectus, Supplement No. 8 dated April 29, 2016, Supplement No. 9 dated May 5, 2016, Supplement No. 10 dated May 20, 2016, Supplement No. 11 dated June 7, 2016 and Supplement No. 12 dated July 8, 2016 to our prospectus.
As of July 31, 2016, we, through separate wholly-owned limited liability companies and limited partnerships, owned 90 properties, acquired for an aggregate purchase price of $308.0 million, located in 30 states, consisting of eight multi-tenant and 82 single tenant properties, comprising approximately 2.3 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We did not acquire any properties between July 1, 2016 and July 31, 2016. In general, our properties are acquired through the use of proceeds from our ongoing public offering and debt borrowings.

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